Exhibit 99.1

Cenovus donates US$3 million to Nature Conservancy of Canada to further natural habitat conservation work

Calgary, Alberta (April 21, 2022) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced a US$3 million (~CAD$3.7 million) donation to the Nature Conservancy of Canada (NCC) as part of the company’s updated social investment strategy. The donation to NCC, Canada’s leading private land conservation organization, demonstrates Cenovus’s commitment to protecting the planet for future generations.

Cenovus’s donation has been structured to trigger charitable donation matching programs in Canada and the U.S., including a grant under the U.S. North American Wetlands Conservation Act, increasing the amount available for NCC to US$12 million. This funding will help conserve natural areas across Western Canada, such as grasslands, wetlands, lakes and forests that are critical to a variety of plants and animals, including many at-risk species and migratory birds.

The NCC donation is the first under Cenovus’s revised social investment strategy, which the company is launching today. Cenovus is focusing its social investments on four focus areas: Indigenous reconciliation, Protected planet, Future-ready youth and Resilient communities.

“Being a leading sustainability performer means having a comprehensive social investment strategy that includes a strong commitment to protecting our natural habitats and addressing the impact of climate change,” said Rhona DelFrari, Cenovus Chief Sustainability Officer & Senior Vice-President, Stakeholder Engagement. “We have a long-standing relationship with NCC, supporting the vitally important work the organization is doing to help conserve Canada’s natural areas that sustain our plants and wildlife.”

Previous donations from Cenovus have supported some of NCC’s land conservation and educational initiatives. Since its founding in 1962, NCC has helped protect 15 million hectares of ecological areas across Canada. Slowing further conversion of Canadian grasslands and wetlands into croplands is a strategic priority for NCC.

“Wetlands are so much more than just wet land; they not only teem with wildlife, including species-at-risk, but also perform key functions, such as mitigating floods, cycling nutrients and storing carbon,” said Tom Lynch-Staunton, Regional Vice-President, Nature Conservancy of Canada. “This generous and forward-thinking donation will have an immense impact on the Nature Conservancy of Canada’s efforts to conserve wetland ecosystems, including those within prairie grasslands.

“Conserving wetlands, like those found at The Yarrow Creek Ranch of southwestern Alberta, is an essential step in permanently protecting biodiversity, maintaining clean water and buffering the effects of climate change.”

As part of its social investment strategy, Cenovus is committed to making significant investments to support initiatives that will address a broad spectrum of challenges through collaboration with a variety of partners and organizations, such as NCC, to develop solutions for society, the environment and the economy. Cenovus employees also play a role in contributing to the community through Cenovus Cares, the company’s giving and volunteering program.

“Contributing to society is about more than just the money we provide. It’s about providing our expertise where possible, engaging our staff as volunteers and seeking to have a meaningful impact in the communities where we operate,” said DelFrari. “Through this commitment, we can play an important role in helping solve some of society’s biggest challenges.”

Advisory
This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this news release is identified by words such as “commit”, “focus”, “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: expected impact of the donation on ecological areas; commitment to social investments in four focus areas; and making significant investments through collaboration with a variety of partners. Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing list is not exhaustive and is made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the period ended December 31, 2021 and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-
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efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.
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Cenovus contacts:

Investors	Media
Investor Relations general line	Media Relations general line
403-766-7711	403-766-7751
Nature Conservancy of Canada
The Nature Conservancy of Canada (NCC) is the country’s unifying force for nature. NCC seeks solutions to the twin crises of rapid biodiversity loss and climate change through large-scale, permanent land conservation. As a trusted partner NCC works with people, communities, businesses and government to protect and care for our country’s most important natural areas. Since 1962, NCC has brought Canadians together to conserve and restore more than 15 million hectares.

Nature Conservancy of Canada contact

Sean Feagan 587-707-6045 sean.feagan@natureconservancy.ca
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